Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON December 15, 2025

The undersigned shareholder of CCSC Technology International Holdings Limited (the “Company”), a Cayman Islands company, hereby acknowledges receipt of the Notice of Annual General Meeting (the “AGM”) of shareholders of the Company’s Class A ordinary shares, with a par value US$0.0005 each and Class B ordinary shares, with a par value US$0.0005 each (collectively, the “Ordinary Shares”)  of the Company and the Proxy Statement, each dated November 20, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the AGM, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the AGM of the Company to be held on December 15, 2025 at 5:00 a.m. EDT, at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2025, and to vote all Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the AGM, as set forth in the Notice of the AGM and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made and the chairman of the AGM is appointed as proxy, this proxy will be voted FOR the following proposals:

1.	to re-elect the Company’s existing directors and independent directors;

2.	to approve the share consolidations;

3.	to approve the acquisition of assets; and

4.	to adopt the Company’s 2025 performance incentive plan.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the AGM or any adjournment in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:

It is resolved as an ordinary resolution that:

(a)  each of Chi Sing Chiu, Kung Lok Chiu and Sin Ting Chiu be re-elected as a director of the Company; and

(b)  each of Wai Chun Tsang, Tsz Fai Shiu, Kenneth Wang and Pak Keung Chan be re-elected as an independent director of the Company.

		☐	☐	☐

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 2

It is resolved as an ordinary resolution that, within one year from the date of the AGM:

(a)   on the date when the closing market price per Class A ordinary share of a par value of US$0.0005 each is less than US$1.00, or on such later date as any Director deems advisable and may determine in his or her absolute discretion, every 10 issued and unissued Class A ordinary shares of a par value of US$0.0005 each and every 10 issued and unissued Class B ordinary shares of a par value of US$0.0005 each be consolidated into one Class A ordinary share of a par value of US$0.005 and one Class B ordinary share of a par value of US$0.005, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 50,000,000 shares of a par value of US$0.005 each, comprising 49,500,000 Class A ordinary shares of a par value of US$0.005 each and 500,000 Class B ordinary shares of a par value of US$0.005 each (the “First Share Consolidation”); and

(b)  subsequently following the First Share Consolidation, on the date when the closing market price per Class A ordinary share of a par value of US$0.005 each is less than US$1.00, or on such later date as any Director deems advisable and may determine in his or her absolute discretion, every 5 issued and unissued Class A ordinary shares of a par value of US$0.005 each and every 5 issued and unissued Class B ordinary shares of a par value of US$0.005 each be consolidated into one Class A ordinary share of a par value of US$0.025 and one Class B ordinary share of a par value of US$0.025, respectively, such that following such share consolidation, the authorized share capital of the Company will be US$250,000 divided into 10,000,000 shares of a par value of US$0.025 each, comprising 9,900,000 Class A ordinary shares of a par value of US$0.025 each and 100,000 Class B ordinary shares of a par value of US$0.025 each.

		☐	☐	☐

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 3

It is resolved as an ordinary resolution that the Company be authorised to acquire assets, whether for cash and/or by the issue and allotment of shares of the Company, in one or more transactions and on such terms and conditions as the Board of Directors may determine (the “Acquisition of Assets”), provided that the aggregate consideration for the Acquisition of Assets shall not exceed US$50,000,000.

		☐	☐	☐
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 4	It is resolved as an ordinary resolution that the Company’s 2025 performance incentive plan be approved and adopted.	☐	☐	☐

This proxy card must be signed by the person registered in the register of members at the close of business on November 10, 2025. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here	Co-Owner signs here

Date: